SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

InMode Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M5425M 103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M5425M 103

1.	NAME OF REPORTING PERSON BoomerangFX International SRL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 0 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. M5425M 103

1.	NAME OF REPORTING PERSON I.V.C. Enterprises SRL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 0 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. M5425M 103

1.	NAME OF REPORTING PERSON DRM2 Investments SRL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0 shares
	6.	SHARED VOTING POWER: 0 shares
	7.	SOLE DISPOSITIVE POWER: 0 shares
	8.	SHARED DISPOSITIVE POWER: 0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. M5425M 103

1.	NAME OF REPORTING PERSON Dr. Stephen Mulholland
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 2,971,193 shares
	6.	SHARED VOTING POWER: 0 shares
	7.	SOLE DISPOSITIVE POWER: 2,971,193 shares
	8.	SHARED DISPOSITIVE POWER: 0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,971,193 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 3.54%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Based on 83,982,462 ordinary shares outstanding as of December 31, 2023 reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 13, 2024.

CUSIP No. M5425M 103

Item 1.

(a)	Name of Issuer:

InMode Ltd. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Tavor Building, Sha’ar Yokneam

P.O. Box 533

Yokneam 2069206, Israel

Item 2.

(a)	Name of Person Filing:

This filing is being made jointly by BoomerangFX International SRL (“BoomerangFX”), I.V.C. Enterprises SRL (“I.V.C.”), DRM2 Investments SRL (formerly NEV Property Investments SRL) (“DRM2”) and Dr. Stephen Mulholland (“Dr. Mulholland”), each of whom is sometimes referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

BoomerangFX is a Barbados society with restricted liability and a wholly owned direct subsidiary of I.V.C., which is a Barbados society with restricted liability and a wholly owned direct subsidiary of DRM2, a Barbados society with restricted liability. DRM2 is wholly owned by Dr. Mulholland. The ordinary shares of the Issuer as to which beneficial ownership is reported herein are owned directly by Dr. Mulholland, and DRM2, I.V.C. and BoomerangFX are not beneficial owners of the ordinary shares.

(b)	Address of Principal Business Office or, if none, Residence:

BoomerangFX International SRL

No. 15 Maxwell Main Road
Christ Church, Barbados BB15042

I.V.C. Enterprises SRL
No. 15 Maxwell Main Road
Christ Church, Barbados BB15042

DRM2 Investments SRL
No. 15 Maxwell Main Road
Christ Church, Barbados BB15042

Dr. Stephen Mulholland

c/o BoomerangFX International SRL
No. 15 Maxwell Main Road
Christ Church, Barbados BB15042

CUSIP No. M5425M 103

(c)	Citizenship:

BoomerangFX is organized under the laws of Barbados.

I.V.C. is organized under the laws of Barbados.

DRM2 is organized under the laws of Barbados.

Dr. Mulholland is a citizen of Canada.

(d)	Title of Class of Securities:

Ordinary shares, NIS 0.01 par value per share

(e)	CUSIP Number:

M5425M 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. M5425M 103

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

A.	BoomerangFX International SRL
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0.0%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: -0-

B.	I.V.C. Enterprises SRL
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0.0%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: -0-

C.	DRM2 Investments SRL
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0.0%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: -0-

D.	Dr. Stephen Mulholland
	(a)	Amount beneficially owned: 2,971,193
	(b)	Percent of class: 3.54%. This percentage is calculated based on 83,982,462 ordinary shares outstanding as of December 31, 2023 reported on the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 13, 2024.
	(c)	(i)	Sole power to vote or direct the vote: 2,971,193
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition of: 2,971,193
		(iv)	Shared power to dispose or direct the disposition of: -0-

CUSIP No. M5425M 103

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. M5425M 103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

BOOMERANGFX INTERNATIONAL SRL /s/ Neal Griffith
Name: Neal Griffith Title: Manager
DR. STEPHEN MULHOLLAND /s/ Dr. Stephen Mulholland
Name: Dr. Stephen Mulholland

I.V.C. ENTERPRISES SRL /s/ Neal Griffith
Name: Neal Griffith Title: Manager

DRM2 INVESTMENTS SRL /s/ Neal Griffith
Name: Neal Griffith Title: Manager